Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the prospectus dated Wednesday, June 22, 2022 (the “Prospectus”) issued by Tuya Inc. (the “Company”).

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. Potential investors should read the Prospectus for detailed information about the Company and the Global Offering described below before deciding whether or not to invest in the Offer Shares.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a registration statement on Form F-3, as amended, with the United States Securities and Exchange Commission in connection with the Global Offering.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, see “Risk Factors – Risks Related to the WVR Structure” in the Prospectus. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

STABILIZING ACTIONS, END OF STABILIZATION PERIOD AND LAPSE OF THE OVER-ALLOTMENT OPTION

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on July 27, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Morgan Stanley Asia Limited, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)	over-allocations of an aggregate of 1,095,000 Class A Ordinary Shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

* For identification purposes only

(2)	the borrowing of an aggregate of 1,095,000 Class A Ordinary Shares from Tenet Group Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)	successive purchases of an aggregate of 1,095,000 Class A Ordinary Shares in the price range of HK$15.94 to HK$19.30 per Class A Ordinary Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Stock Exchange trading fee of 0.005% and Financial Reporting Council transaction levy of 0.00015%) on the market during the stabilization period, representing 15% of the number of Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option to facilitate the return of 1,095,000 Class A Ordinary Shares borrowed from Tenet Group Limited pursuant to the Stock Borrowing Agreement. The last purchase made by the Stabilizing Manager on the market during the course of the stabilization period was on July 27, 2022 at the price of HK$16.32 per Class A Ordinary Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Stock Exchange trading fee of 0.005% and Financial Reporting Council transaction levy of 0.00015%).

LAPSE OF THE OVER-ALLOTMENT OPTION

The Joint Representatives (on behalf of the International Underwriters) did not exercise the Over-allotment Option during the stabilization period, and the Over-allotment Option lapsed on Wednesday, July 27, 2022.

PUBLIC FLOAT

Immediately after the end of the stabilization period, the Company will continue to comply with the public float requirements under Rule 8.08 of the Listing Rules.

By order of the Board

Tuya Inc.

Wang Xueji

Chairman

Hong Kong, Wednesday, July 27, 2022

As at the date of this announcement, the Board comprises Mr. Wang Xueji, Mr. Chen Liaohan, Mr. Yang Yi and Ms. Liu Yao as executive Directors, Ms. Hong Jing as non-executive Director and Mr. Huang Sidney Xuande, Mr. Qiu Changheng, Mr. Kuok Meng Xiong and Mr. Yip Pak Tung Jason as independent non-executive Directors.

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